UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-09266

NATIONAL WESTMINSTER BANK Plc

(Exact name of registrant as specified in its charter)

135 Bishopsgate

London

EC2M 3UR

United Kingdom

+44 (0) 131 626 4099

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Non-Cumulative Dollar Preference Shares of $25 each, Series C

American Depositary Shares, each representing one Non-Cumulative Dollar Preference Share of $25 each, Series C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, National Westminster Bank Plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

National Westminster Bank Plc Registrant

Date: April 11, 2018	By:	/s/ Justin Fox
Name: Justin Fox
Title: Head of Capital Management